

June 25, 2018

Hong Zhida
Chief Executive Officer
Addentax Group Corp.
Floor 13th, Building 1
Block B, Zhihui Square
Nanshan District, Shenzhen City
China 518000

> **Re: Addentax Group Corp.**
> **Current Report on Form 8-K**
> **Filed September 25, 2017**
> **File No. 333-206097**

Dear Mr. Hong:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Celeste M. Murphy for

                            Larry Spirgel
                            Assistant Director
                            AD Office 11 – Telecommunications